October 23, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Hapi Metaverse Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated October 7, 2024
           File No. 333-194748
Dear Alan Lui Wai Leung:

       We have reviewed your October 7, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 19, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 4

1. We note your revised disclosure in response to prior comments 3 and 5. Please further revise your disclosure regarding cash flows throughout the organization and foreign exchange and cash transfer restrictions as follows:
           Relocate the paragraph beginning, "Our equity structure is a direct holding company structure..." in Item 1 so that it is provided above the paragraph beginning, "The principal regulations governing foreign currency exchange...," to better contextualize for investors the transition to cash transfer disclosure.
           Enhance this paragraph so that it provides a full description of how cash is transferred throughout your organization, as we note that it is more brief and does not provide as much information as the comparable paragraphs in your proposed
           Item 1A and Item 7 disclosure.
 October 23, 2024
Page 2

             Provide the paragraph regarding cash amounts transferred from the holding company to various subsidiaries in the year ended December 31, 2023 (i.e., "As of
           December 31, 2023, the Company received $1,372,411...") in Item 1. We note that this disclosure is only provided in Item 1A and Item 7.
             Remove or revise the statement in your proposed Item 1A disclosure that, "As of the date hereof, no cash or asset transfers have occurred between the Company and its subsidiaries," as this appears inconsistent with your disclosure regarding cash transfers to various subsidiaries in the year ended December 31, 2023.
             Enhance your proposed Item 7 disclosure so that it also discusses the restrictions on foreign exchange and cash transfers addressed in Item 1 and Item
1A.
             State in Item 7 that to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our subsidiaries by the PRC government to transfer cash.

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Michael Gershon